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JEREMY SENDEROWICZ
jeremy.senderowicz@dechert.com
+1 212 641 5669 Direct
+1 212 698 3599 Fax

December 14, 2010
VIA EDGAR
Ms. Valerie Lithotomos
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Schwab Strategic Trust (the “Registrant”) File Nos. 333-160595, 811-22311
Dear Ms. Lithotomos:
This letter responds to comments that you provided to me in a telephonic discussion on December 6, 2010, with respect to Post-Effective Amendment No. 4 to the Registrant’s registration statement filed pursuant to Rule 485(a) under the Securities Act of 1933 on September 24, 2010 (“Registration Statement”). We have reproduced the comments below, followed by the Registrant’s responses.
1.	Comment: Please confirm that the names and investment policies of each series of the Registrant (each, a “Fund”) conform to the requirements of Rule 35d-1 under the Investment Company Act of 1940.

Response: We confirm that the names and investment policies of each Fund conform to the requirements of Rule 35d-1 under the Investment Company Act of 1940.

2.	Comment: Please confirm that the operation of each Fund complies with the terms and conditions of the Registrant’s exemptive relief from the Securities and Exchange Commission (“SEC”).

Response: We confirm that, to the best of our knowledge, the operation of each Fund complies with the terms and conditions of the Registrant’s exemptive relief from the SEC.

3.	Comment: Please include standard Tandy representation language.
US Austin Boston Charlotte Hartford New York Orange County Philadelphia Princeton San Francisco Silicon Valley Washington DC EUROPE Brussels Dublin London Luxembourg Moscow Munich Paris ASIA Beijing Hong Kong

Response: The Registrant hereby acknowledges that:
•	the Registrant is responsible for the adequacy and the accuracy of the disclosure in the Registration Statement;

•	comments of the staff of the SEC or changes to disclosure in response to SEC staff comments in the Registration Statement reviewed by the staff do not preclude the SEC from taking any action with respect to the Registration Statement; and

•	if an inquiry or investigation is currently pending or threatened by the SEC and if the SEC subsequently, in order to protect its investigative position, so requests, the Registrant will not assert SEC staff comments with respect to the inquiry or investigation as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States. This representation should not be construed as confirming that there is or is not, in fact, any inquiry or investigation currently pending or threatened.
*      *      *
Should you have any questions or comments, please contact the undersigned at 212.641.5669.
Sincerely,
/s/ Jeremy Senderowicz
Jeremy Senderowicz

cc:	David J. Lekich — Vice President and Associate General Counsel, Charles Schwab & Co., Inc. Douglas P. Dick — Dechert LLP

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